January 31, 2006

MAIL STOP 3561

via U.S. mail and facsimile

Douglas Humphreys, President
Morgan Creek Energy Corporation
10120 S. Eastern Avenue, Suite 200
Henderson, NV 89052

Re:      Morgan Creek Energy Corporation
	Form SB-2, Amendment 5 filed January 13, 2006
	File No. 333-123989

Dear Mr. Humphreys:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Liquidity and Capital Resources, page 22
1. We repeat comment number one of our letter dated January 6, 2006.
Disclose all terms of the contract with American News Publishing, even though it has been rescinded.

Description of Business, page 26
2. We note in several places disclosure to the effect that American
News Publishing has indicated that it will refund the $200,000 previously paid to them by the Company "on or before February 15, 2006." Please provide additional disclosure detailing the nature of this representation by American News Publishing, whether any portions may not be refunded and if so, what such portions were expended upon and the reasons(s) why such amounts will not be reimbursed, and detail how the Company intends to ensure that such detail is provided to shareholders and potential investors in the event that this registration statement should go effective prior to February 15, 2006. Further, please note that there is conflicting language on page 32 indicating that the full refund from American News Publishing will be provided "during the first quarter of 2006" which should be reconciled with your other disclosure on this matter. In addition, provide a risk factor with the information regarding the $200,000 and the circumstances surrounding its payment, its refund to the Company, and any affiliations or other material relationships by and between the Company and American News Publishing.

Security Ownership of Certain Beneficial Owners and Management,
page
41
3. Please include in the beneficial owners table the company which owns 500,000 shares of the registrant and for which Brent Pierce is an officer, director, and shareholder. You have disclosed, on page
32, under "Description of Business," that Dana Pierce, a relative of
Brent Pierce, owns 125,000 shares of the registrant. That, combined with the 500,000 shares which the above mentioned company owns, comprises 6.39% of the registrant.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Terrence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at
(202) 551-3236 with other questions.

      Sincerely,



      John Reynolds
      Assistant Director
      Office of Emerging Growth Companies

cc:  William O`Neal, Esq.
      By facsimile (480) 816-9241

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Douglas Humphreys, President
Morgan Creek Energy Corporation
January 31, 2006
Page 1